Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE THIRD

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF SIMPLICITY ESPORTS AND GAMING COMPANY

Simplicity Esports and Gaming Company (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify:

1. The current name of the Corporation is Simplicity Esports and Gaming Company. The Corporation was first formed on April 17, 2017 under the name I-AM Capital Acquisition Company, a Delaware corporation. The Corporation’s original certificate of incorporation was filed with the Secretary of State of the State of Delaware on April 17, 2017 (the “Original Certificate”). An amended and restated certificate of incorporation which restated and amended the provisions of the Original Certificate was filed with the Secretary of State of the State of Delaware on May 31, 2017 (the “Amended and Restated Certificate”). A second amended and restated certificate of incorporation which restated and amended the provisions of the Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on August 16, 2017 (the “Second Amended and Restated Certificate”).

2. I-AM Capital Acquisition Company acquired Smaaash Entertainment Inc. pursuant to a share subscription agreement on November 20, 2018 and changed its name from I-AM Capital Acquisition Company to Smaaash in connection with the closing. A third amended and restated certificate of incorporation which restated and amended the provisions of the Second Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on November 20, 2018 (the “Third Amended and Restated Certificate”).

3. Smaaash Entertainment Inc. changed its name to Simplicity Esports and Gaming Company on January 2, 2019 with an amendment to the Third Amended and Restated Certificate.

4. The amendments to the existing Certificate of Incorporation being effected hereby are to amend and restate in its entirety Section 7.3, entitled “Action by Written Consent” to read as follows:

“Section 7.3 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Third Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock or the Bylaws, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders of the Corporation.”

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

6. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by the undersigned authorized officer of the Corporation as of this 5th day of August, 2024.

By:	/s/ Brandon Sisson
Brandon Sisson
Chief Executive Officer